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	February 22, 2018	MUNICH
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VIA EDGAR

Christina Fettig

Senior Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	BlackRock Multi-Sector Opportunities Trust
(File Nos. 333-220294; 811-23285)

Dear Ms. Fettig:

Thank you for your telephonic comments, provided on November 28, 2017, regarding pre-effective amendment no. 3 to the registration statement on Form N-2 filed by BlackRock Multi-Sector Opportunities Trust (the “Trust”) on November 22, 2017 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”). We have considered your comments to the Registration Statement and, on behalf of the Trust, responses to those comments are set forth below. Changes in response to comments on the Registration Statement will be reflected in the pre-effective amendment no. 4 to the Registration Statement (the “Amendment”), which the Trust intends to file on or about the date hereof, and will be marked to show all changes made since the initial filing of the Registration Statement.

Christina Fettig

February 22, 2018

Your comments are set forth in bold, followed by the Trust’s responses. Capitalized terms not otherwise defined have the meanings ascribed to them in the Registration Statement.

1.	Supplementally inform the staff why the Public Offering Price included in the table on the cover page is not $101.00.

As disclosed in footnote 1 to the table on the cover page, the issuer is selling its common shares to the public at $100.00 per share. As further disclosed in footnote 1, the party responsible for selling common shares to an investor will impose a sales load on top of that $100.00 per share public offering price, which sales load will be paid by the investor to the party responsible for selling the common shares. Accordingly, the issuer’s public offering price is $100.00 per share. The Trust has revised the table on the cover page to read, “Public Offering Price, exclusive of sales load.” The Trust notes that in similarly structured offerings, similar disclosure is used. See Guggenheim Energy & Income Fund (Securities Act File No. 333-204223; Accession No. 0000891804-15-000571); Western Asset Middle Market Income Fund Inc. (Securities Act File No. 333-175535; Accession No. 0001193125-14-320210); and Western Asset Middle Market Debt Fund Inc. (Securities Act File No. 333-183236; Accession No. 0001193125-12-508502).

2.	The prospectus states that the Trust can invest in open- or closed-end investment companies, including exchange-traded funds and business development companies. The fee table does not include a line item for Acquired Fund Fees and Expenses (“AFFE”). Please supplementally confirm whether there are any AFFE expected in the first year of operations?

The Trust confirms that no AFFE are expected in the first year of operations.

3.	The fee table in the Summary of Trust Expenses section includes a line item for Interest Expense. Please confirm supplementally whether the Interest Expense estimate includes an estimate for dividend expenses associated with any preferred shares that are not accounted for as debt. If so, please revise the fee table to include a separate line item for dividend expenses of preferred shares.

The Trust does not intend to issue preferred shares and the Interest Expense estimate in the fee table does not include an estimate for dividend expenses associated with any preferred shares not accounted for as debt.

Christina Fettig

February 22, 2018

4.	In the fee table in the Summary of Trust Expenses section, Other Expenses are estimated at 0.29%. In footnote 4 to the fee table, however, if the Trust does not use leverage, Other Expenses are estimated at 0.27%. Please supplementally explain this difference.

The Other Expenses estimates include the fees associated with custody and fund accounting services. Custody and fund accounting fees are calculated based on the amount of Managed Assets of the Trust. “Managed Assets” means the total assets of the Trust (including any assets attributable to money borrowed for investment purposes) minus the sum of the Trust’s accrued liabilities (other than money borrowed for investment purposes). Accordingly, the differences in the Other Expenses estimates are a result of the difference in the anticipated fees associated with custody and fund accounting services based on the anticipated differences in the amount of Managed Assets resulting from the Trust using or not using leverage.

5.	The prospectus states that the Advisor (and not the Trust) has agreed to pay all of the organizational and offering expenses of the Trust (other than the sales load). Please confirm supplementally that none of these expenses are subject to recoupment.

The Trust confirms that none of the organizational and offering expenses of the Trust are subject to recoupment.

6.	Please confirm that you will include an updated independent registered public accounting firm consent.

The Trust confirms that it will include an updated independent registered public accounting firm consent with the Amendment.

7.	Please address the disclosure requirements of Item 24.3 of Form N-2:

In addition to the requirements of Rule 3-18 of Regulation S-X [17 CFR 210.3-18], any company registered under the 1940 Act that has not previously had an effective registration statement under the 1933 Act shall include in its initial registration statement under the 1933 Act such additional financial statements and financial highlights (which need not be audited) as are necessary to make the financial statements and financial highlights included in the registration statement as of a date within 90 days prior to the date of filing.

The Trust confirms that the Amendment will address the disclosure requirements

Christina Fettig

February 22, 2018

of Item 24.3 of Form N-2 and include unaudited financial statements and financial highlights as of a date within 90 days prior to the date of filing.

*  *  *  *  *  *  *

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon